March 30, 0217

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Katherine Wray, Attorney-Advisor

RE:
ImageWare Systems, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed January 27, 2017
File No. 333-214124

Dear Ms. Wray:

We thank you for your comment letter dated February 9, 2017 (the “Comment Letter”) addressed to ImageWare Systems, Inc. (the “Company”). The following is in response to the Staff’s inquiries in the Comment Letter regarding Amendment No. 2 to the Company's Registration Statement on Form S-3 (the “Registration Statement”), filed on January 27, 2017. The Staff’s comments are included below in bold, and are immediately followed by the Company’s response.

Contemporaneously with the filing of this letter, the Company is filing pre-effective amendment No. 3 to the Registration Statement (the “Amendment”) in response to the Staff’s comments raised in the Comment Letter.

Selling Stockholders, page 9

1.
You do not appear eligible to rely on Securities Act Rule 430B(b) to omit selling shareholder disclosure with respect to the resale offering of your Series G convertible preferred stock and related common stock. In this regard, we note your disclosure that the Series G convertible preferred shares being registered for resale were issued on December 29, 2016, following the original filing date of your registration statement. Refer to Rule 430B(b)(2)(ii). Accordingly, please revise your prospectus to include the identities of the selling security holders and amounts of securities registered on their behalf for the resale offering of the Series G convertible preferred shares and the common stock issuable as dividends or upon conversion of the Series G, or advise.

Response

 The Amendment contains all of the information required for the selling stockholders by Item 507 of Regulation S-K, including the identities of the selling stockholders and amounts of securities registered on behalf of each stockholder. This information appears in the section titled “Selling Stockholders” in the Amendment.

Incorporation of Certain Information by Reference, page 14

2.
To the extent you amend your registration statement, please revise this section to specifically incorporate by reference all reports required by Item 12(a)(2) of Form S-3, including your current report on Form 8-K filed on January 26, 2017.

Response

We have revised the Incorporation of Certain Information by Reference section in the Amendment in accordance with Item 12(a)(2) of Form S-3. As the Company filed its Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 10-K”) shortly before filing the Amendment, the Incorporation of Certain Information by Reference section now incorporates the 2016 10-K, as well as the Current Reports on Form 8-K filed by the Company on January 26, 2017 and February 16, 2017.

If you have any questions or would like to discuss our responses, please contact the undersigned at (619) 272-7050.

Very truly yours,

/s/ Jessica R. Sudweeks
Jessica R. Sudweeks, Esq.
Partner
Disclosure Law Group

cc:
S. James Miller, Jr.
Chief Executive Officer and Director

Wayne Wetherell
Chief Financial Officer

ImageWare Systems, Inc.